UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

     I.   GENERAL IDENTIFYING INFORMATION

     1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

          [ ]  MERGER

          [X]  LIQUIDATION

          [ ]  ABANDONMENT OF REGISTRATION

               (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY

               (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund: WINTON SERIES TRUST (THE "TRUST")

     3.   Securities and Exchange Commission File No.: 811-23004

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [ ]  Initial Application             [X]  Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          ONE FREEDOM VALLEY DRIVE
          OAKS, PENNSYLVANIA 19456

     6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

          SEAN GRABER
          MORGAN, LEWIS & BOCKIUS LLP
          1701 MARKET STREET
          PHILADELPHIA, PENNSYLVANIA 19103-2921
          215-963-5598

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act
          [17 CFR 270.31a-1,.31a-2]:

          WINTON CAPITAL US LLC
          (records relating to its services as investment adviser to the Trust) 375 PARK AVENUE
          NEW YORK, NEW YORK 10152
          212-702-3100

          SEI INVESTMENTS GLOBAL FUNDS SERVICES
          (records relating to its services as administrator to the Trust) ONE FREEDOM VALLEY DRIVE
          OAKS, PENNSYLVANIA 19456
          610-676-1000

          MUFG UNION BANK, N.A.
          (records relating to its services as custodian to the Trust) 350 CALIFORNIA STREET, 6TH FLOOR
          SAN FRANCISCO, CALIFORNIA 94104
          415-705-7209

          SEI INVESTMENTS DISTRIBUTION CO.
          (records relating to its services as distributor to the Trust) ONE FREEDOM VALLEY DRIVE
          OAKS, PENNSYLVANIA 19456
          610-676-1000

          ATLANTIC SHAREHOLDER SERVICES, LLC
          (records relating to its services as transfer agent to the Trust) THREE CANAL PLAZA
          PORTLAND, MAINE 04101
          207-347-2063

     8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

         [X]  Open-end          [ ]  Closed-end

     10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

          DELAWARE

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          WINTON CAPITAL US LLC
          375 PARK AVENUE
          NEW YORK, NEW YORK 10152

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          SEI INVESTMENTS DISTRIBUTION CO.
          ONE FREEDOM VALLEY DRIVE
          OAKS, PENNSYLVANIA 19456

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

          [ ]  Yes           [X]  No

          If Yes, for each UIT state:

               Name(s):

               File No.: 811-__________

               Business Address:

     15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes            [ ] No

             If Yes, state the date on which the board vote took place:

             FEBRUARY 10, 2017

             If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [ ] Yes            [X] No

             If Yes, state the date on which the shareholder vote took place:

             If No, explain:

             THE TRUST'S AGREEMENT AND DECLARATION OF TRUST AUTHORIZES THE TRUST'S BOARD OF TRUSTEES TO VOTE TO DISSOLVE THE TRUST BY WRITTEN NOTICE TO SHAREHOLDERS. SHAREHOLDERS WERE PROVIDED WRITTEN NOTICE OF THE TRUST'S DISSOLUTION PURSUANT TO A SUPPLEMENT TO THE TRUST'S PROSPECTUS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 2017.

II.  DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes         [ ]  No


          (a) If Yes, list the date(s) on which the fund made those distributions:

               MARCH 27, 2017

          (b)  Were the distributions made on the basis of net assets?

               [X]  Yes    [ ]  No

          (c)  Were the distributions made PRO RATA based on share ownership?

               [X] Yes      [ ]  No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  LIQUIDATIONS ONLY:
               Were any distributions to shareholders made in kind?

               [ ]  Yes     [X]  No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  CLOSED-END FUNDS ONLY:
          Has the fund issued senior securities?

          [ ]  Yes     [ ]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders?

          [X]  Yes     [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes     [X]  No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20.  Does the fund have any assets as of the date this form is filed?

          (SEE QUESTION 18 ABOVE)

          [ ]  Yes     [X]  No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

               [ ]  Yes     [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes     [X]  No

          If Yes,
          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.(a) List the expenses incurred in connection with the Merger or
            Liquidation:

               (i)  Legal expenses: $0

               (ii) Accounting expenses: $0

              (iii) Other expenses (list and identify separately): $0

               (iv) Total expenses (sum of lines (i)-(iii) above): $0

        (b) How were those expenses allocated? ALL EXPENSES RELATED TO THE LIQUIDATION WERE BORNE EITHER DIRECTLY BY WINTON CAPITAL US LLC, INVESTMENT ADVISER TO EACH SERIES OF THE TRUST ("WINTON"), OR INDIRECTLY BY WINTON THROUGH EXPENSE REIMBURSEMENTS MADE BY WINTON TO THE TRUST PURSUANT TO THE TRUST'S CONTRACTUAL EXPENSE LIMITATION AGREEMENT WITH WINTON. THE TRUST AND ITS SHAREHOLDERS DID NOT BEAR ANY LIQUIDATION EXPENSES.

        (c) Who paid those expenses? SEE 22(B).

        (d) How did the fund pay for unamortized expenses (if any)? NOT APPLICABLE.

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]  Yes     [X]  No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes     [X]  No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes     [X]  No

          If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

     26. (a) State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811- _______

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Winton Series Trust, (ii) he or she is the Vice President and Secretary of Winton Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                                   /s/ Dianne M. Descoteaux
                                                   ------------------------
                                                   Dianne M. Descoteaux